OMB APPROVAL
                                                      OMB Number:      3235-0145
                                                      Expires: December 31, 1997
                                                      Estimated average burden
                                                      hours to perform.....14.90

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                 Skolniks, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   830798-401
                          ---------------------------
                                 (CUSIP Number)


   Wiley Sam Dennis, 7755 East Gray Road, Suite 100, Scottsdale, Arizona 85260
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                  July 18, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D

----------------------------------                  ----------------------------
CUSIP NO.    830798 40 1                              Page 2   of    6 Pages
         ----------------------
----------------------------------                  ----------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Wiley Sam Dennis*

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                     (b) |_|

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

              PF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                             |_|


--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
================================================================================
                           7           SOLE VOTING POWER

                                                1,907,998
        NUMBER OF       -------------------------------------------------------
         SHARES           8           SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY
          EACH          -------------------------------------------------------
        REPORTING         9           SOLE DISPOSITIVE POWER
         PERSON
          WITH                                 1,907,998
                        -------------------------------------------------------
                          10          SHARED DISPOSITIVE POWER


================================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,912,998**
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         |_|


--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 18.74%**
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                 IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

* Jean C. Dennis is deceased and therefore is no longer listed as a Joint Reporting Person
** Includes 5,000 Shares held by the Reporting Person's son with regard to which the Reporting Person disclaims beneficial ownership

----------------------------------                  ----------------------------
CUSIP NO.    830798 40 1                              Page 3   of    6 Pages
         ----------------------
----------------------------------                  ----------------------------



Item 1.  Security and Issuer

         Name of Issuer:            Skolniks, Inc.
                                    7755 E. Gray Road, Suite 100
                                    Scottsdale, Arizona  85260

         Equity Security:  Common Stock

Item 2.  Identity and Background

         (a)      Name:    Wiley Sam Dennis

         (b)      Residence or business address:

                                    3784 Harper Street
                                    Houston, Texas  77005

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

                                    Dr. Dennis is a physician with:

                                    M H Radiation Oncology Associated
                                    6565 Fannin, DB1-37
                                    Houston, Texas  77030

         (d)      During the last five years,  the Reporting Person has not been
                  convicted  in  a  criminal   proceeding   (excluding   traffic
                  violations or similar misdemeanors);

         (e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship: United States

Item 3.  Source and Amount of funds or Other Consideration

         The Reporting Person purchased the securities reported hereunder with personal funds as follows:


              Securities                            Purchase Price
              ----------                            --------------

232,998*   shares  of  Common   Stock      Approximately $900,000
purchased in open-market transactions


* Includes 5,000 Shares held by the Reporting Person's son with regard to which the Reporting Person disclaims beneficial ownership

----------------------------------                  ----------------------------
CUSIP NO.    830798 40 1                              Page 4   of    6 Pages
         ----------------------
----------------------------------                  ----------------------------

Warrants to purchase 800,000 shares The Warrants were issued in of Common Stock at an exercise price connection with loans to the Issuer
of $.50 per share                          in the amount of $400,000,  at a rate
                                           of Warrants to purchase two shares of
                                           Common Stock for each dollar of loan

300,000   shares  of   Common   Stock      $300,000
purchased  in a private  placement in
connection    with    a    Plan    of
Reorganization in bankruptcy

Employee  Stock  Options to  purchase      The  options   were  granted  by  the
300,000  shares of Common Stock at an      Issuer's  Board of  Directors  for no
exercise price of $.375 per share          consideration

160,000   shares  of   Common   Stock      $40,000
purchased   from  the   Issuer  in  a
private placement

Warrants to purchase 120,000 shares The Warrants were issued in of Common Stock at an exercise price connection with loans to the Issuer
of $.25 per share                          in the amount of  $30,000,  at a rate
                                           of Warrants  to purchase  four shares
                                           of Common  Stock  for each  dollar of
                                           loan

Item 4.  Purpose of Transaction

         The Reporting Person's transactions in the Issuer's securities is for investment purposes. Subsequent to the purchase of 300,000 shares of Common Stock pursuant to consummation of a Plan of Reorganization in bankruptcy, Dr. Wiley Sam Dennis was appointed to the Issuer's Board of Directors.

Item 5.  Interest in Securities of the Issuer

         (a) The aggregate number of shares of Common Stock beneficially owned by the reporting person as of August 1, 1997 is 1,912,998* shares, which represents 18.74%* of the total Common Stock outstanding. This number includes an aggregate of 1,220,000 shares of Common Stock issuable upon exercise of currently exercisable warrants and options.

         (b) The reporting person has sole voting and dispositive power over the 1,907,998 shares of Common Stock beneficially owned. This number includes currently exercisable warrants and options to acquire an aggregate of 1,220,000 shares of Common Stock.


* Includes 5,000 Shares held by the Reporting Person's son with regard to which the Reporting Person disclaims beneficial ownership

----------------------------------                  ----------------------------
CUSIP NO.    830798 40 1                              Page 5   of    6 Pages
         ----------------------
----------------------------------                  ----------------------------


         (c) The reporting person effected the following transactions within 60 days of August 7, 1997:

                Date                Type of Transaction        Number of Shares     Price Per Share

            July 1, 1997                 Purchase                   40,000               $.25

            July 18, 1997      Warrants issued in connection        80,000               $.25
                               with a loan to the Issuer in
                                the amount of $20,000, at a
                               rate of Warrants to purchase
                                four shares of Common Stock
                                  for each dollar of loan

            July 31, 1997      Warrants issued in connection        40,000               $.25
                               with a loan to the Issuer in
                                the amount of $10,000, at a
                               rate of Warrants to purchase
                                four shares of Common Stock
                                  for each dollar of loan

The transactions described above were effected through private transactions with the Issuer.

         (d)      Not applicable.

         (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Not applicable.

Item 7.  Material to Be Filed as Exhibits

----------------------------------                  ----------------------------
CUSIP NO.    830798 40 1                              Page 6   of    6 Pages
         ----------------------
----------------------------------                  ----------------------------


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        August 7, 1997                            /s/Wiley Sam Dennis
                                                  ------------------------------
                                                  Wiley Sam Dennis



       The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
                              (See 18 U.S.C. 1001)